UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Geeknet, Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-28369	77-0399299
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

11216 Waples Mill Road, Suite 103
Fairfax, VA 22030
(Address of principal executive offices, including zip code)

Jenny Gillespie (877) 433-5638
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

SECTION 1 - CONFLICT MINERALS DISCLOSURE
Item 1.01    Conflict Minerals Disclosure and Report
A copy of the Conflict Minerals Report of Geeknet, Inc. (the “Company”) for the reporting period from January 1, 2014 to December 31, 2014 is filed as Exhibit 1.01 to this Specialized Disclosure Report on Form SD and is publicly available on the Company’s website at www.geek.net.
The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD or the attached Conflict Minerals Report.

Item 1.02    Exhibit
The Company’s Conflict Minerals Report for the calendar year ended December 31, 2014, is filed as Exhibit 1.01 to this Form SD.

SECTION 2 - EXHIBITS
Item 2.01    Exhibits
Exhibit 1.01     Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GEEKNET, INC.
a Delaware corporation

By:	/s/ Kathryn K. McCarthy
Kathryn K. McCarthy
President, Chief Executive Officer

Date:  June 1, 2015